William C. Denninger Senior Vice President, Finance Chief Financial Officer	Executive Office 123 Main Street P.O. Box 489 Bristol, CT 06011-0489 U.S.A. Tel: 860.973.2109 Fax: 860.679.5975 E-mail: wdenninger@barnesgroupinc.com

VIA EDGAR AND FACSIMILE

October 4, 2005

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:	Barnes Group Inc. Form 10-K for the fiscal year ended December 31, 2004 Forms 10-Q for the periods ended March 31 and June 30, 2005 Form 8-K filed and dated July 25, 2005 File No. 1-4801

Dear Mr. Decker:

This letter is in response to your letter dated September 22, 2005 regarding the Commission's review of the Barnes Group Inc. December 31, 2004 Form 10-K, March 31 and June 30, 2005 Forms 10-Q, and Form 8-K filed and dated July 25, 2005. Pursuant to your request, the Company's responses are keyed to the Commission's comments.

Form 10-K for the year ended December 31, 2004

General
1.

Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings as appropriate.

We have included the revisions in our supplemental responses below if requested. Revised disclosures will be included in future filings beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 or our Annual Report on Form 10-K for the year ending December 31, 2005, as specifically noted.

Mr. Rufus Decker
United States Securities and Exchange Commission
October 4, 2005

Item 9A. Controls and Procedures
2.

You indicate that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports you file under the Exchange Act is recorded, processed, summarized and reported as and when required. Please revise your disclosure to state your conclusion while providing the complete definition of disclosure controls and procedures, or alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e). Please note this comment also applies to your quarterly filings on Form 10-Q.

The disclosure in "Item 9A. Controls and Procedures," in our Annual Report on Form 10-K and "Item 4. Controls and Procedures," in our Quarterly Reports on Form 10-Q will be revised in future filings to read substantially as follows:

Disclosure Controls and Procedures
Management, including the Company's President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon, and as of the date of, that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported as and when required and (ii) is accumulated and communicated to the Company's management, including our President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Form 8-K filed and dated July 25, 2005

Contractual Cash Obligations and Commitments
3.

Please revise your table of contractual cash obligations to include the following:

  Estimated interest payments on your debt; and
  Estimated payments under interest rate swap agreements.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to note 46 of SEC Release 33-8350.

We will add the estimated interest payments to our table of Contractual Cash Obligations and Commitments beginning with our Annual Report on Form 10-K for the year ending December 31, 2005. Additionally, we will disclose the assumptions used by management to derive these amounts. See revised disclosure in comment #4. Historical payments from existing interest rate swap agreements were approximately $0.2 million or less annually. Future payments resulting from the interest rate swap agreement are not expected to be significant.

Mr. Rufus Decker
United States Securities and Exchange Commission
October 4, 2005

4.

It is unclear why the expected pension contributions in your table of contractual cash obligations differ from your disclosure on page 38. It is also unclear why you have not included expected cash obligations related to other post-retirement benefits. Please revise or advise.

Our current disclosure of expected pension contributions in the Contractual Cash Obligations and Commitments table of $3.3 million agrees with the expected 2005 Company contribution as disclosed in Footnote 9, Pension and Other Postretirement Benefits, of $3,329,000, which reflects those amounts the Company expects to contribute to its pension plans. These expected pension contributions are exclusive of the pension benefit payments which will be funded through the assets held by the plan.

The expected benefit payments related to our other postretirement benefit plans are funded by the Company as incurred. The expected cash requirements are disclosed in Footnote 9. We respect the staff's suggestion to include this amount in our Contractual Cash Obligations and Commitments table and we will revise our disclosure of Contractual Cash Obligations and Commitments in future filings substantially as indicated below beginning with our Annual Report on Form 10-K for the year ending December 31, 2005 to include both the pension and other postretirement benefits cash obligations.

Revised format reflecting staff comments #3 and #4 would be substantially as follows as of December 31, 2004:

Contractual Cash Obligations and Commitments

At December 31, 2004, the Company had the following contractual cash obligations and commercial commitments:

($ in millions)	Total	Less than 1 year	1-3 Years	4-5 Years	Thereafter

Long-term debt obligations	$264.5	$7.9	$86.1	$155.3	$15.2
Estimated interest payments under long-term obligations (1)	56.0	15.7	26.7	12.5	1.1
Capital lease obligations	1.0	0.6	0.4	---	---
Operating lease obligations	36.2	10.2	12.4	5.3	8.3
Purchase obligations (2)	104.6	91.7	11.5	1.4	---
Expected pension contributions (3)	3.3	3.3	---	---	---
Expected benefit payments-other postretirement benefit plans (4)	65.7	7.3	13.7	13.4	31.3

Total	$531.3	$136.7	$150.8	$187.9	$55.9

(1) (2) (3) (4)

Interest payments under long-term debt obligations have been estimated based on the borrowings outstanding and market interest rates as of December 31, 2004.
The amounts do not include purchase obligations already reflected as current liabilities on the consolidated balance sheet. The purchase obligation amount includes all outstanding purchase orders as of the balance sheet date as well as the minimum contractual obligation or termination penalty under other contracts.
The amount for 2005 reflects anticipated contributions to the Company's various pension plans.
The amounts reflect anticipated future benefit payments under the Company's various other postretirement benefit plans based on current actuarial assumptions. Expected benefit payments do not extend beyond 2014. See Note 9 of the Notes to the Consolidated Financial Statements.

Mr. Rufus Decker
United States Securities and Exchange Commission
October 4, 2005

Consolidated Statements of Cash Flows
5.

Please tell us the basis for your presentation of cash payments related to revenue sharing programs as investing cash flows. Please also tell us how any other cash flows related to these revenue sharing programs are characterized, including the related amounts for each period presented.

As discussed under comment #8 below, participation fees under the revenue sharing programs ("RSPs") are recorded as long-lived intangible assets. We consider these long-lived assets acquired to be productive assets as we receive the exclusive right to supply designated aftermarket parts over the life of the related aircraft engine program in exchange for the participation fee. As such, we have concluded that the payment of these participation fees are investing activities as defined in SFAS 95, paragraphs 15 and 17(c).

Revenues from the RSPs are recognized as earned and related costs are recognized as cost of sales. Thus, the on-going cash flows related to the programs are included within operating activities of the Consolidated Statements of Cash Flows.

Note 1-Summary of Significant Accounting Policies
6.

Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling and administrative line item. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

  in a footnote the line items that these excluded costs are included in and the amounts included in each line items for each period presented, and in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in costs of sales and others like you exclude a portion of them from gross profit, including them instead in a line item such as selling and administrative.

The Company includes labor, material, overhead and costs of our distribution network in cost of sales. We do not include any costs of our distribution network within the "Selling and administrative expenses" line item. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2005 we will disclose the classification of such costs within Footnote 1, Summary of Significant Accounting Policies, in future filings substantially as follows:

        Operating expenses: The Company includes labor, material, overhead and costs of its distribution network within cost of sales. Other costs such as the costs of its sales force, including selling personnel costs and commissions, and other general and administrative costs of the Company are included within selling and administrative expenses.

Mr. Rufus Decker
United States Securities and Exchange Commission
October 4, 2005

Property, Plant and Equipment
7.

The range of useful lives for your machinery and equipment of 3 to 17 years is very broad. Please separately discuss and disclose the types of assets that fall in each part of the range.

Within machinery and equipment, the Company has separately identified useful lives for computer equipment ranging from 3 to 5 years, machinery and equipment ranging from 4 to 12 years and furnaces and boilers ranging from 12 to 17 years. We respect the staff's suggestion to disclose the types of assets that fall in each part of the range. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2005, we will disclose the range of asset lives by asset class in Footnote 1, Summary of Significant Accounting Policies, substantially as follows:

        Property, plant and equipment: Depreciation is recorded over estimated useful lives, ranging from 20 to 50 years for buildings, three to five years for computer equipment, four to 12 years for machinery and equipment and 12 to 17 years for furnaces and boilers.

Revenue Sharing Programs
8.

Please tell us more regarding your accounting for the revenue sharing programs, including how the amount of the amortization of the related intangible asset is determined.

The Company pays an up-front participation fee in exchange for an exclusive right to supply specified aftermarket parts for the life of an aircraft engine program. The participation fees are recognized as long-lived intangible assets in accordance with SFAS 142 paragraph 9. The intangible assets are amortized over the estimated useful life of the engine program based on the pattern in which the economic benefit of the intangible asset is consumed or otherwise used up. Specifically, this method is based on proportionate sales dollars of the unit sales value to the estimated aggregate program sales dollars over the estimated life of the program.

Revenues from the RSPs are recognized when spare parts are shipped and title has passed to the customer. In accordance with EITF 01-9, amortization of the intangible asset is deducted from gross revenue as are certain fees paid for program administration.

Business Reorganization
9.

Please provide separately for each restructuring program a tabular reconciliation of the beginning and ending restructuring liability balances for each major type of cost showing separately the changes during each period. Please refer to paragraph 20(b)(2) of SFAS 146.

Footnote 7, Business Reorganization, pertains primarily to liabilities recognized in connection with a business combination, in accordance with EITF 95-3. We believe the information disclosed complies with the requirements of this EITF. Liabilities recorded in accordance with SFAS 146 were $0, $0.3 million, and $0.6 million as of December 31, 2004, 2003 and 2002, respectively, which have not been deemed material for tabular disclosure.

Mr. Rufus Decker
United States Securities and Exchange Commission
October 4, 2005

Pension and Other Postretirement Benefits
10.

Please tell us what consideration you gave to the decline in value of equity securities held by the pension trusts referred to on page 36 in determining that a 9.5% expected return is appropriate.

Management views the expected return on pension fund assets as a long-term projection which is based on the mix of assets invested by the plans. In the years 2000 through 2002, the plan assets did experience a decline in value, but that was after several years of significant appreciation. Further, the years 2003 and 2004 again showed strong returns. However, when assessing the long-term expected rate of return, management reviews the current targeted mix of investments, by asset classification; looking at both the long-term historical rate of return based on the life of the respective asset class index as well as management's assessment of the long-term projected rate of return for each class. Using this information, management projects the long-term rate of return on pension assets.

As discussed in the MD&A, the historical rates of return based on our current asset mix at December 31, 2004 were calculated at 11.8% based upon compounded average rates of return of published indices. The long-term projection based on this asset mix was calculated at 10.5%. Based on the overall historical and projected rates of return, management projected the long-term rate of return on its U.S. pension plans to be 9.5%.

Income Taxes
11.

Please revise to disclose the amounts and expiration dates of your operating loss carryforwards. In this regard we note that your current disclosure that you have $82 million in tax loss carryforwards with remaining carryforward periods between one year and unlimited does not provide the level of detail required by paragraph 48 of SFAS 109.

Beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, we will disclose the following related to our tax loss carryforwards within our Income Taxes footnote:

The Company has tax loss carryforwards of $82,442; $35,640 which relates to U.S. tax loss carryforwards which have carryforward periods ranging from 17 to 20 years for federal purposes and one to 20 years for state purposes; $25,714 which relates to international tax loss carryforwards with unlimited carryforward periods; and $21,088 which relates to international tax loss carryforwards with carryforward periods ranging from five to 10 years.

Mr. Rufus Decker
United States Securities and Exchange Commission
October 4, 2005

Commitments and Contingencies-Product Warranties
12.

Based on your disclosure it appears that you consider it at least reasonably possible that a loss, beyond any amounts previously accrued, has been incurred related to the OEM's product recall. Further, you state that the amount of such loss cannot be estimated. If this is the case, please provide us with additional information to help us understand why you cannot estimate a range of loss as required by paragraph ten of SFAS 5. In this regard, it is unclear why you cannot estimate the replacement costs of parts you supplied that are included in the recalled products.

The Company is a supplier to a subcontractor of the OEM. We do consider it at least reasonably possible that a loss has been incurred related to the OEM's product recall. The Company is currently investigating its compliance with the OEM part specifications. No specific claim has been asserted, however management expects the OEM will seek some payment from the Company. The amount of any such payment cannot be estimated, thus we are unable to provide an estimate of the possible loss or range of loss required by SFAS 5. As such, our disclosure indicates that the amount of any such payment cannot be estimated. The replacement cost of the part supplied is less than $0.1 million which is not deemed significant. We will clarify this fact in our disclosure in future filings beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, substantially as follows:

Commitments and Contingencies

Product Warranties: In addition, Associated Spring is a supplier to a subcontractor to an original equipment manufacturer ("OEM") which has alleged that the Company's product did not comply with specifications and has resulted in a warranty recall campaign. The Company is currently investigating its compliance with the OEM's part specifications. While no claim has been asserted, management expects the OEM will seek some payment from the Company in excess of the replacement cost of the parts supplied. The replacement cost of the parts supplied is not significant. The amount of any such payment cannot be estimated and management cannot predict the final outcome at this time.

Barnes Group Inc. in response to the comments of the Staff of the Securities and Exchange Commission (the "Staff") commenting on the above-referenced Form 10-K for the period ended December 31, 2004, the Forms 10-Q for the periods ended March 31 and June 30, 2005 and Form 8-K filed and dated July 25, 2005 (hereafter, the "Documents"), hereby acknowledges that:

Mr. Rufus Decker
United States Securities and Exchange Commission
October 4, 2005

  the Company is responsible for the adequacy and accuracy of the disclosure in the Documents;
  Staff comments or changes to disclosure in response to Staff comments in the Documents reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Documents; and
  the Company may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please advise if you have any further questions or require additional information.

Sincerely,

/s/ William C. Denninger

William C. Denninger
Senior Vice President, Finance
Chief Financial Officer